SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                               CIRUS TELECOM, INC.
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                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                  172 76K 10 6
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                                 (CUSIP Number)

                                Fanny Lewandowski
                              705 Bronx River Road
                             Yonkers, New York 10704
                                  914-803-1089
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 22, 2002
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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1.       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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CUSIP No. 17276K 10 6                   13D                   Page 2 of  4 Pages

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1         NAME OF REPORTING PERSONS                            Fanny Lewandowski
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS          Not applicable

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|
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3         SEC USE ONLY

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4         SOURCE OF FUNDS*           OO

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                       American

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                          7   SOLE VOTING POWER
   NUMBER OF SHARES                39,458,255 shares of common stock.
                        --------------------------------------------------------

     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY                        0
                        --------------------------------------------------------

         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING                      39,458,255 shares of common stock.
                        --------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER
                                       0

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  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                39,458,255 shares of common stock.
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  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN  SHARES*                                                   |_|
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  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          40.0%
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  14      TYPE OF REPORTING PERSON*

          IN
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



                                                              Page 3 of 4 Pages

Item 1.  Security and Issuer.

         This Schedule 13D relates to shares of the common stock, par value $.0001 per share ("Common Stock"), of Cirus Telecom, Inc., a Delaware corporation (formerly Capital One Ventures Corp.) (the "Company"). The Company has its principal executive office at 705 Bronx River Road, Suite 100, Yonkers, New York 10704.

Item 2. Identity and Background.

         This statement is being filed by Lewandoski, an American citizen. Lewandowski is an affiliate of the Company. Lewandowski maintains an office at Cirus Telecom, Inc., 705 Bronx River Road, Suite 100, Yonkers, New York 10704.

         On January 22, 2002, the Company entered into an Agreement and Plan of Merger with THC Merger Corp., a Delaware corporation wholly-owned by the Company ("Subsidiary"), THC Internet Solutions, Inc., a Delaware corporation ("THC"), Jeffrey L. Cook ("Cook"), Fanny Lewandowski ("Lewandowski"), Kevin Moran ("Moran"), and Angel Arias ("Arias")(Cook, Lewandowski, Moran and Arias are collectively referred to as the "THC Stockholders"). Pursuant to the terms of the Agreement and Plan of Merger which closed on January 22, 2002, Subsidiary acquired all of the issued and outstanding shares of capital stock of THC from the THC Stockholders in exchange for an aggregate of 71,025,145 newly issued shares of the Company's common stock (the "Acquisition"). Concurrently with the Acquisition, THC was merged with and into Subsidiary.

         During the past five years, Lewandowski has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         The sole source of consideration for the issuance of 39,458,255 shares of the Company's common stock to Lewandowski was the tender of 55.56% of the outstanding shares of THC in connection with the merger.

Item 4. Purpose of Transaction.

         See Item 2 above.

Item 5.  Interest in Securities of the Issuer.

         Under the rules and regulations of the Securities and Exchange Commission, Lewandowski beneficially owned 39,458,255 shares of common stock, representing 40.0% of the outstanding shares of common stock of the Company as of January 22, 2002. The percentage of outstanding shares of common stock is computed based on 98,646,035 shares of common stock outstanding as of January 22, 2002. Except for the transactions described herein, Lewandowski has no plans, arrangements or agreements for the acquisition or issuance of additional shares of the Company's common stock or other securities convertible into equity securities of the Company.

                                                             Page 4 of  4 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         1. Agreement and Plan of Merger with THC Merger Corp., a Delaware corporation wholly-owned by the Company, THC Internet Solutions, Inc., a Delaware corporation, Jeffrey L. Cook, Fanny Lewandowski, Kevin Moran, and Angel Arias.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

January 30, 2002
                                                       /s/ FANNY LEWANDOWSKI
                                                       -------------------------
                                                          Fanny Lewandowski